September 25, 2014

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Stephanie Hui, Esq.

VIA EDGAR

Re:	Registrant:	Gateway Trust
	File No.:	811-22099
	Filing Type:	Form N-1A

Dear Ms. Hui:

This letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on August 29, 2014, regarding the post-effective amendment to the Gateway Trust (the “Registrant”) registration statement on Form N-1A for the Gateway Equity Call Premium Fund (the “Fund”), which was filed with the Commission on July 17, 2014 (the “Registration Statement”). For your convenience, we have summarized each comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Please note that the Registration Statement is scheduled to become effective on September 30, 2014.

Prospectus

1.	Comment. In the “Shareholder Fees” table please add a footnote to the “Maximum deferred sales charge” caption to indicate that for purchases of Class A shares of the Fund of $1 million or more, a CDSC of 1.00% may apply to redemptions of shares within 18 months of the date of purchase.

Response. The Registrant will add the requested footnote to the “Shareholder Fees” table.

2.	Comment. In Footnote 1 to the “Annual Fund Operating Expenses” table, please confirm that the undertaking will be in effect for at least one year.

Response. The Registrant confirms that this undertaking is in effect through April 30, 2016 and has inserted this date into Footnote 1.

3.	Comment. Please confirm that the Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed only to the extent the expenses in later periods fall below the stated expense caps.

Response. The Registrant confirms that the Adviser will be permitted to recover, on a class by class basis, management fees waived and/or expenses reimbursed only to the extent the expenses in later periods fall below the stated annual expense cap rates.

4.	Comment. Please confirm whether investments in emerging market securities will be a part of the Fund’s principal investment strategy.

Response. The Registrant confirms that emerging market securities will not be a part of the Fund’s principal investment strategy.

5.	Comment. In the third paragraph under the section “Principal Investment Strategies” in the prospectus, please explain in plain English the sentence “The Fund intends that its index option-based risk management strategy will reduce the volatility inherent in equities while sacrificing less of the higher equity returns than hybrid investments.” Additionally, please define the term “index option-based risk management strategy.”

Response. In response to this comment, the following sentence has been revised as follows: “Through the use of index options, the Fund intends that its risk management strategy will reduce the volatility inherent in equity investments while also allowing for more participation in equity returns than hybrid investments.”

6.	Comment. The third sentence of the first paragraph under the section “Principal Investment Strategies” and the first sentence under the sub-section “Writing Index Call Options” of the prospectus state that the Fund will write index call options “on the full notional value” of the Fund’s equity portfolio. Please explain how the Fund will write index call options on the “full notional value of the equity portfolio.”

Response. The Fund will not write options on the actual securities held by the Fund’s equity portfolio, but rather will write call options on the S&P 500® Index, which the Fund’s equity portfolio will be designed to replicate. The options written by the Fund will have an aggregate notional value that is limited by the full market value of the equity portfolio. Accordingly, in response to this comment, the third sentence of the first paragraph under the section “Principal Investment Strategies” will be revised as follows: “The Fund ordinarily invests in a broadly diversified equity portfolio ~~of common stocks~~, while also writing (selling) index call options ~~against the full~~ with an aggregate notional value ~~of~~ approximately equal to the market value of the equity portfolio.” Additionally, the first sentence under the sub-section “Writing Index Call Options” will be revised as follows: “The Fund continuously writes index call options, typically on broad-based securities market indices, ~~on the full~~ with an aggregate notional value ~~of~~ approximately equal to the market value of its broadly diversified stock portfolio.”

7.	Comment. Please confirm whether the Fund intends to write index call options on any indices other than the S&P 500® Index.

Response. The Registrant confirms that the Fund intends to write index call options only on the S&P 500® Index.

8.	Comment. Please confirm whether the Fund intends to write only covered index call options.

Response. The Fund will not write options on the actual securities held by the Fund’s equity portfolio, but rather will write call options on the S&P 500® Index. The notional value of these options, which are cash settled, will be approximately equal to the total market value of the equity securities held by the Fund’s equity portfolio, and therefore these options will be economically covered.

9.	Comment. Please delete the following sentence: “Options can be used to acquire or transfer risk and returns of a security or asset without buying or selling the security or asset” in the sub-section “Call Options Risk” in the section “Principal Investment Risks” in the summary prospectus, as it is not risk language. Please also delete the following phrase: “Writing index call options can reduce the risk of owning stocks” from the third sentence of the same sub-section, as it is not risk language.

Response. In response to this comment, the Registrant has made both requested deletions.

10.	Comment. Given that the Fund only intends to buy equities listed on the S&P 500® Index and write S&P 500® Index Call Options, please clarify in the paragraph “Correlation Risk” in the section “Principal Investment Risks” in the prospectus how “the effectiveness of the Fund’s index option-based risk management strategy may be reduced if the performance of the Fund’s equity portfolio does not correlate to that of the indices underlying its option positions.”

Response. The Registrant respectfully submits that the Fund intends to buy equities, including some that are listed in the S&P 500® Index and some that are not, in order to minimize the difference between the performance of the equity portfolio and that of the S&P 500® Index. In response to the staff comment, the paragraph “Correlation Risk” in the section “Principal Investment Risks” in the prospectus will be revised as follows:

“The Fund’s ability to manage the volatility of its equity portfolio by writing index call options depends on the correlation between the returns of the equity portfolio and those of the index on which the call options are written. Accordingly, the effectiveness of the Fund’s index option-based risk management strategy may be reduced to the extent the performance of the Fund’s equity portfolio does not correlate to that of the index underlying its option positions.”

11.	Comment. In the third paragraph of the “Prior Related Performance” section of the prospectus, please confirm that reference to “’Net of Fees’ figures” includes the deduction of sales charges.

Response. The Registrant has confirmed that there are no sales charges applicable to the accounts in the Composite shown in the “Prior Related Performance” section of the prospectus.

12.	Comment. The last sentence of the fourth paragraph of the “Prior Related Performance” section states “Investors should be aware that the performance information shown below was calculated differently than the methodology mandated by the SEC for registered investment companies.” Please describe how the methodology differs and what the methodology is.

Response. Annual returns for the Composite are calculated by linking the Composite’s monthly returns. The Registrant believes that this methodology results in an average annual rate of return that is the same as the average annual rate of return that results from the methodology described in Item 26 of Form N-1A. Accordingly, the sentence referenced above will be deleted from the fourth paragraph of the “Prior Related Performance” section of the prospectus.

13.	Comment. The second to last sentence of the fourth paragraph of the “Prior Related Performance” section states “Annual returns are calculated by geometrically linking the monthly returns.” Please explain what it means to “geometrically link” the monthly returns.

Response. Geometric linking is a methodology for combining the rate of return for a series of shorter periods to calculate the rate of return for a longer period. For example, geometric linking may be used to combine the rate of return for a series of twelve one-month periods to calculate the average annual rate of return. In response to this comment, the Registrant will delete the sentence referenced above from the fourth paragraph of the “Prior Related Performance” section of the prospectus.

14.	Comment. The first sentence of the fifth paragraph of the “Prior Related Performance” section states “The accounts that are included in the Composite may be subject to lower expenses than the Fund and may not be subject to the diversification requirements, specific tax restrictions and investment limitations on the Fund by the Investment Company Act of 1940 or Subchapter M of the Internal Revenue Code.” Please indicate definitively whether the Composite is or is not subject to these requirements.

Response. The Registrant respectfully submits that some elements of the Composite are subject to the requirements of the Investment Company Act of 1940 or Subchapter M of the Internal Revenue Code and others are not. For example, a portion of the Composite represents the performance of a closed-end fund subject to the requirements of the Investment Company Act of 1940 while other accounts in the Composite are not subject to the Investment Company Act of 1940 or Subchapter M.

15.	Comment. In the section “Prior Related Performance” in the prospectus, please state the use of Fund fees would have lowered the results.

Response. The second sentence of the fifth paragraph under the section “Prior Related Performance Information” will be revised to state “the performance results for the Composite ~~may~~ would have been less favorable had it been subject to the same expenses as the Fund or had it been regulated as an investment company under the federal securities laws.”

Statement of Additional Information

16.	Comment. In the “Asset Segregation and Coverage” section of the SAI, the Fund states the following:

“The Fund will segregate with its custodian or otherwise designate on its records liquid assets in an amount the Fund believes to be adequate to ensure that it has sufficient liquid assets to meet its obligations under its derivatives contracts, or the Fund may engage in other measures to “cover” its obligations with respect to such transactions. The amounts that are segregated or designated may be based on the notional value of the derivative or on the daily mark-to-market obligation under the derivatives contract and may be reduced by amounts on deposit with the applicable broker or counterparty to the derivatives transaction. The Fund may segregate amounts in addition to the amounts described above. In certain circumstances, the Fund may enter into an offsetting position rather than segregating or designating liquid assets (e.g., the Fund may cover a written put option with a purchased put option with the same or higher exercise price). Although the Fund’s Adviser will attempt to ensure that the Fund has sufficient liquid assets to cover its obligations under its derivative contracts, it is possible that the Fund’s liquid assets may be insufficient to support such obligations under its derivatives positions. The Fund may modify its asset segregation policies from time to time.”

Please state that the Fund’s asset segregation and coverage policies are in compliance with the Investment Company Act of 1940 (the “1940 Act”) and SEC staff guidance. Please explain how the Fund’s asset segregation and coverage policies are in compliance with the 1940 Act and SEC staff guidance in light of the following statement: “Although the Fund’s Adviser will attempt to ensure that the Fund has sufficient liquid assets to cover its obligations under its derivative contracts, it is possible that the Fund’s liquid assets may be insufficient to support such obligations under its derivatives positions.”

Response. The Registrant respectfully submits that the current disclosure provided in the “Asset Segregation and Coverage” paragraph in the Fund’s Statement of Additional Information under “Derivative Instruments” in the “Investment Strategies and Risks” section adequately indicates the different ways in which the Fund seeks to ensure that it will have sufficient liquid assets to meet its obligations under its derivative contracts. The Registrant currently intends to cover its obligations under derivatives transactions in a manner consistent with the Staff’s interpretation of such obligations, as reflected in Staff no-action letters. Notwithstanding the above, the Fund believes that the indicated disclosure is helpful because it discloses a risk associated with derivatives investing generally. For example, even if the full notional value of a derivative is segregated against the Fund’s obligation under that derivative, changes in the value or liquidity of the segregated assets could adversely affect the Fund’s ability to meet its obligations.

17.	Comment. In the sub-section “Leadership and Structure of the Board” within the section “Management of the Trust” please state the number of meetings held by the Governance Committee during the fiscal year ended December 31, 2013.

Response. The Registrant respectfully submits that the Governance Committee was newly formed on March 21, 2014 and therefore did not hold any meetings during the fiscal year ended December 31, 2013.

In connection with the above-referenced filing, we acknowledge that:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the above-referenced filing; and

•	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filings or in response to the Division of Investment Management’s comments on the filings.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete
John M. DelPrete
Assistant Secretary
Gateway Trust

cc:	Russell L. Kane, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.